Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was first given by Don Argus, Chairman, BHP Billiton on March 25, 2008.

Mr Don Argus AO Chairman, BHP Billiton

Slide 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning the resources sector. By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
Certain statements in this presentation are forward-looking statements.  The forward-looking statements include statements regarding contribution synergies, the cost and timing of development projects and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-
looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, as well as Rio Tinto’s and Alcan Inc.'s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended
December 31, 2006 and Alcan Inc.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover
Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Slide 3
Disclaimer (continued)
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Ltd Shares
BHP Billiton Ltd is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Ltd Offer.  Accordingly, Rio Tinto Ltd shareholders should carefully consider the following:
The Rio Tinto Ltd Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Ltd Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Ltd otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 4 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

Slide 5
Introduction
• Joined the board November 1996,Chairman April 1999.
• Chairman of BHP Billiton Limited and BHP Billiton Plc since formation
• Market capitalisation grown from ~US31bn in 2001 to ~US167bn in
2008
• Four CEO’s in that period
– Paul Anderson
– Brian Gilbertson
– Chip Goodyear
– Marius Kloppers
• Board sound and strong with right skills and experience
• Positioned for the next stage of growth and sophistication

Slide 6 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

29-Jun-01
28-Jun-02
30-Jun-03
30-Jun-04
30-Jun-05
30-Jun-06
29-Jun-07
31-Oct-07

bhpbilliton

Slide 7
BHP Billiton’s track record in production growth and value
growth speaks for itself
Notes:
a) Source: Rio Tinto production numbers sourced from 2006 Annual and 2007 Half-Year Reports. Note: Production shown for the comparable 12 months ending 30-June for both BHP Billiton and Rio Tinto. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates. Excludes production from sold/ceased operations. Production growth does not include production for the six month period ending
31-Dec-2007.
b) Source: Datastream and financial reports and company filings of BHP Billiton and Rio Tinto. Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29-Jun-2001 to 31-Oct-2007, BHP Billiton undertook share buybacks of US$11.4bn and Rio Tinto undertook share buybacks of US$4.8bn and paid a special dividend of US$1.5bn in 2006.
Production growth
(a)
(Index: FY2001 production = 100)
100
110
120
130
140
150
160
170
FY01 FY02 FY03 FY04 FY05 FY06 FY07
BHP Billiton
8% CAGR
Rio Tinto
4% CAGR
Market capitalisation
(b)
(US$bn)
0
30
60
90
120
150
180
210
240
BHP Billiton
CAGR: 37%
Rio Tinto
CAGR: 29%
US$230bn
US$31bn
US$122bn
US$24bn

Slide 8
A record of growth driven from a unique diversified
portfolio, balanced across high margin commodities…
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
a) EBITDA margin excludes third party sales.
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products

Slide 9
… which generates strong cash flow - delivering value
growth through reinvestment and return to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
H1 H2
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Available Cash Flow
(US$m)
Organic Growth
(a)
(US$m)
Return to Shareholders
(b)
(US$m)
Note:    FY2005, FY2006, FY2007 and H1 FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UKGAAP.
(a) Capital and Exploration FY expenditures (exclude acquisitions).
(b) Dividends paid and share buy-backs.
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008

Slide 10
Boffa/Santou
Refinery
BHP Billiton’s future is assured
2010
As at 29 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Petroleum D&SP
Energy Coal
Aluminium
Iron Ore Base Metals
Met Coal
Manganese
CSG
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
WA Iron Ore
RGP 4
NWS
T5
Alumar
Atlantis
North
Yabulu
Klipspruit
Kipper
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Navajo
Sth
Maruwai
Stage 1
Douglas-
Middelburg
NWS Nth
Rankin B
Bakhuis
Maruwai
Stage 2
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Scarborough
Samarco 4
Nimba
Ekati
Canadian
Potash
Thebe
Browse
LNG
WA Iron Ore
Quantum 2
CW Africa
Exploration
GEMCO
Exp
CMSA
Pyro Expansion
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Olympic Dam
Expansion 2
Olympic Dam
Expansion 3
Angola
& DRC
Caroona
WA Iron Ore
RGP 5
SA Mn
Ore Exp
Corridor
Sands I
WA Iron Ore
Quantum 1
MKO
Talc
Gabon
Macedon
Turrum
Neptune
Nth
CMSA Heap
Leach 1
Knotty
Head
NWS CP
Wards
Well
RBM
Daunia
Peak Downs
Exp
Shenzi
Nth
Maya
Nickel
DRC
Smelter
Mad Dog
SWR
KNS
Exp
Cannington
Life Ext
Hallmark
Blackwater
UG
NWS
WFG
Kennedy
Escondida
3rd Conc
Goonyella
Expansions
Kipper
Ph 2
Resolution
Corridor
Sands II
Saraji
Puma
Cerrejon
Opt Exp
Angostura
Gas
Eastern
Indonesian
Facility
Red Hill
UG

BHP Billiton
Vale
China Shenhua Energy
Rio Tinto (a)
Anglo American
Xstrata
Norilsk Nickel
Barrick Gold
Freeport McMoRan
Aluminium Corp. of China
Anglo Platinum
Southern Copper
GoldCorp
Alcoa
Impala Platinum

Slide 11
BHP Billiton is the largest diversified global mining company
Sources: Bloomberg, Datastream as at 20-Mar-2008.
Note:
(a) Rio Tinto undisturbed market cap as at 31-Oct-2007
Top 15 metals and mining companies
(Market capitalisation as at 20-Mar-2008, US$bn)
(a)
0
50
100
150
200
250

Slide 12
…and has created considerable wealth for global investors so far…
BHP Billiton Plc
(a)
(GBP)
Source: Bloomberg, Datastream as at 20-Mar-2008
a) Dividends/distributions assumes that the dividends are received in cash and reinvested in BHP Billiton. Includes the value of bonus shares distributed to BHP Billiton PLC shareholders post the Bluescope Steel spin-off.
A holder of 1,000 BHP Billiton Plc shares on 28 June 2001 would have seen the value of their total holding increase by 378%
-
5,000
10,000
15,000
20,000
25,000
Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07
Value at  20 March 2008: £16,618
Value at  28 June 2001: £3,480

Slide 13
Our message to BHP Billiton shareholders
• BHP Billiton is a strong company today and will be with or without Rio Tinto
– A superior track record of delivering shareholder value
– A deep and diversified portfolio of resources assets
– Excellent management of those assets
– Genuinely global operating capability
– Our strategy is clear and has been stable since 2001
• The offer is structured to deliver to BHP Billiton shareholders a fair value uplift
– Unlocks unique value for both groups of shareholders because of the quantified synergies and other benefits
– These benefits are not available to Rio Tinto shareholders or BHP Billiton shareholders on a standalone basis
• The offer is compelling

Slide 14 Today’s discussion • Introduction • BHP Billiton – yesterday, today and tomorrow • Summary of the offer for Rio Tinto

Slide 15
Combined entity will have a unique portfolio of tier 1 assets
– Highly complementary large-scale, low-cost, long-life assets
– Strengthened asset portfolio and superior future growth options
Unparalleled exposure to overlapping mineral basin positions and infrastructure
– Optimisation of production efficiencies
– Delivery of more volume, faster, to customers
Enhanced earnings through quantified synergies and benefits of combination
Broader stakeholders will benefit (customers, communities, employees)
A natural fit – common strategies, heritage, culture and values
Unlocking value: Why a combination with Rio Tinto?
1
2
3
4
5

Slide 16
BHP Billiton’s 45% premium is a substantial value uplift,
prior to the pro rata share of synergies…
Source: Datastream as at 20-Mar-2008
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton
Ltd shares. 2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007).
BHP Billiton / Rio Tinto Exchange Ratio
(a)
2.2 for 1
2.4 for 1
2.6 for 1
2.8 for 1
3.0 for 1
3.2 for 1
3.4 for 1
3.6 for 1
3.8 for 1
12-Jul-2007 09-Aug-2007 06-Sep-2007 04-Oct-2007 01-Nov-2007 29-Nov-2007 27-Dec-2007 24-Jan-2008 21-Feb-2008 20-Mar-2008
Pre approach fair value exchange ratio
12-Nov-2007 BHP Billiton Proposal
06-Feb-2008 BHP
Billiton Offer
26-Nov:
Rio Tinto Investor
Presentation
12-Dec:
BHP Billiton Investor
Presentation
15-Jan:
Day one of Rio Tinto
Pilbara media visit
1-Feb:
Chinalco purchase of 12%
of Rio Tinto Plc
6-Feb:
BHP Billiton HY Results and
Rule 2.5 Announcement
08-Nov:
BHP Billiton confirms
approach to Rio Tinto
12-Jul:
Rio Tinto announces
Alcan Offer

Slide 17
Source: Datastream as at 20-Mar-2008
a) Implied offer value between 08-Nov-2007 and 05-Feb-2008 assumes an exchange ratio of 3.0 BHP Billiton Ltd shares for each Rio Tinto Ltd share and 3.0 BHP Billiton shares for each Rio Tinto PLC share in the form of 80% BHP Billiton PLC shares and 20% BHP Billiton Ltd shares. Implied offer value between 06-Feb-2008 and 20-Mar-2008 assumes an exchange ratio of 3.4 BHP Billiton Ltd shares for each Rio Tinto Ltd share and 3.4 BHP Billiton shares for each Rio Tinto PLC share in the form of 80% BHP Billiton PLC shares and 20% BHP Billiton Ltd shares.
...and the market is setting Rio Tinto’s price in line with
our offer terms
• Rio Tinto’s value has been strongly influenced by BHP Billiton’s Offer
Aggregate Market
Capitalisation (US$bn)
50
100
150
200
250
Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08
BHP Billiton Rio Tinto Implied Offer Value (a)
BHP Billiton Proposal
at 3.0:1
BHP Billiton Offer
at 3.4:1

Slide 18
Legitimate questions for Rio Tinto shareholders
• Assuming a satisfactory regulatory outcome, Rio Tinto shareholders will be faced with 2 choices:
– Accept BHP Billiton’s offer, which is priced at a 45% premium to the pre-
approach trading valuations of the two companies; or
– Reject BHP Billiton’s offer, and require the Rio Tinto board to deliver this value on a standalone basis
• Rio Tinto shareholders will have 2 legitimate questions to ask of their Board
– On what grounds does the board justify rejecting the 45% premium value uplift plus pro rata share of synergies uplift, implied by BHP Billiton’s offer
– How does the Rio Tinto Board propose to deliver to its shareholders this value that shareholders may forego by the Rio Tinto Board refusing to engage with BHP Billiton?
• Remember this is about relative value not absolute value.

Slide 19

Slide 20 Global consolidation Vale Norilsk China mining companies BHP Billiton Rio Tinto Rusal BHP Billiton Anglo Rio Tinto Xstrata